Exhibit 17.2


From: Robert H. Gow
Sent: Thursday, October 20, 2005 6:39 PM
To: David McWilliams

Cc: Paul Frison, Brian Rodriguez, Tony Kamin, Terry Wesner, Brooks Boveroux,
    Thomas Pritchard

Subject:

Dave,

I am happy to talk with any member of the Board at any time; However, please consider this communication my formal resignation as Chairman and as a member of the Board of Directors of PharmaFrontiers, effective at this time.

Bob Gow